SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                     Amendment No.   21

                  UNITED MOBILE HOMES, INC.
                      (Name of Issuer)


                        COMMON STOCK
               (Title of Class of Securities)

                         91-1024107
                       (CUSIP Number)


                    Eugene W. Landy, Esq.
             Juniper Business Plaza,  Suite 3-C
                     3499 Route 9 North
                 Freehold, New Jersey  07728
                        732-577-9997
             (Name, address and telephone number
           of Person Authorized to Receive Notices
                     and Communications)


                         January 24, 2003
            (Date of Event Which Requires Filing
                       this Statement)


            ANNUAL REPORT --  NO MATERIAL CHANGE

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                  [      ]

           Check  the  following box if a fee is being  paid
with this statement:                              [      ]

1.   Name of Reporting Person, S.S. or I.R.S. Identification
     No. of Reporting Person:

     Eugene W. Landy               S.S. ####-##-####

2.   Check appropriate box if member of a group:

     a)   [ X  ]

     b)   [    ]

3.   SEC Use Only


4.   Source of Funds:

     Eugene W. Landy used personal funds.

5. Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e):


6.   Citizen or Place of Organization:  Citizen of U.S.A.

Number of Shares    7. Sole Voting Power        630,401.4420 shares
Beneficially Owned 8. Shared Voting Power 370,781.5225 shares by Reporting Person 9. Sole Dispositive Power 630,401.4420 shares
                   10. Shared Dispositive Power 370,781.5225 shares

11.  Aggregate Amount Beneficially Owned by Reporting
     Person:

     1,001,182.9645  shares

12.  Check if the Aggregate Amount in Row (11) excludes
     Certain Shares:

     [   X   ]

13.  Percent of Class Represented by Amount in Row (11):

     13.03%

14.  Type of Reporting Person:  Individual

ITEM 1.  SECURITY AND ISSUER

         Common Stock issued by United Mobile Homes, Inc.,
         Juniper Business Plaza, Suite 3-C, 3499 Route 9
         North, Freehold, New Jersey 07728.


ITEM 2.  IDENTITY AND BACKGROUND

     (a)  The person filing this statement is Eugene W.
          Landy.

     (b)  Mr. Landy's business address is Juniper Business Plaza,
          Suite 3-C, Route 9 North,  Freehold, New Jersey 07728.

     (c) Mr. Landy's present principal occupation is an attorney; President of Monmouth Capital
          Corporation; President of Monmouth Real Estate
          Investment Corporation (formerly Monmouth
          Real Estate Investment Trust); and Chairman of the
          Board of United Mobile Homes, Inc.

     (d) Mr. Landy has not been convicted in a criminal proceeding during the past five years.

     (e) Mr. Landy, has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violations with respect to such laws.

     (f)  Mr. Landy is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Answers to this Item 3 for Mr. Landy are set forth above.

ITEM 4.   PURPOSE OF TRANSACTION

          Common Stock of United Mobile Homes, Inc. was acquired for investment purposes. The acquisition involves no change of control of United Mobile Homes, Inc. Eugene W. Landy is Chairman of the Board, Director and Founder. Therefore, Item 4 is somewhat inapplicable. Mr. Landy has no plans for the following:

          (a) The acquisition by any person or additional securities of the issuer, or the disposition of securities of the issuer; except that purchases of United Mobile Homes, Inc. common stock may be made under the United Mobile Homes, Inc. Dividend Reinvestment and Stock Purchase Plan;

          (b) the extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any other material change in the issuer's business or corporate structure;

          (f) changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

          (g) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (h) a class of equity securities of the issuer becoming eligible for termination or registration;
          or

          (i) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on January 24, 2003, the following table lists the aggregate number of shares and the percentage of the shares of common stock owned:

                         Aggregate Number         Percentage of
  Name                   of Shares Owned          Shares Owned
  ____                   ________________         _____________

  Eugene W. Landy          550,546.7323*
  Gloria Landy              79,854.7097
  Landy Investments        172,607.7251
  Eugene W. Landy,
  Profit Sharing Plan      128,212.5096
  Eugene W. Landy,
  Pension Plan              69,961.2878

     Total:              1,001,182.9645**         13.03%

______________________________
 *Does not include (1) 50,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on January 5, 2005;
 and (2) 25,000 shares on which Mr. Landy has an option to purchase pursuant to the Company's Stock Option Plan, which option expires on August 5, 2003.

**Excludes shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

          (b)  The information required by this sub-
          paragraph is contained in the responses to ITEMS 7-
          10 of the second part of the cover page hereto, which items are hereby incorporated by reference.

          (c) The following transactions were effected by Mr. Landy with respect to the Common Stock of United Mobile Homes, Inc. during the past 60 days:

                        Amt. of         Character of   Price Per
     Name        Date   Shares          Transaction     Share
     ____        ____   _______         ____________   _________

 E.W. Landy  12/16/02  6,073.7936      Acquisition Pursuant $12.50
                                       To the Company's Dividend
                                       Reinvestment and Stock
                                       Purchase Plan

                         Amt. of       Character of   Price Per
     Name        Date    Shares        Transaction     Share
     ____        ____    _______       ____________   _________


 Gloria Landy  12/16/01  1,280.8208    Acquisition Pursuant $12.50
                                       to the Company's Dividend
                                       Reinvestment and Stock
                                       Purchase Plan

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER
          _______________________________________________

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in ITEM 2 hereof or between such person and any person with respect to any securities of United Mobile Homes, Inc.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.




                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:    January 24, 2003

                                         /s/ Eugene W. Landy
                                         Eugene W. Landy